UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

FORM 6-K

Report of Foreign Private Issuer Pursuant to Rule 13a-16 or 15d-16

Under the Securities Exchange Act of 1934

For the Month of March 2021

001-36345

(Commission File Number)

GALMED PHARMACEUTICALS LTD.

(Exact name of Registrant as specified in its charter)

16 Tiomkin St.

Tel Aviv 6578317, Israel

(Address of principal executive offices)

Indicate by check mark whether the registrant files or will file annual reports under cover

Form 20-F or Form 40-F.

Form 20-F [X] Form 40-F [  ]

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by

Regulation S-T Rule 101(b)(1): ____

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by

Regulation S-T Rule 101(b)(7): ____

On March 26, 2021, Galmed Pharmaceuticals Ltd. (the “Company”) entered into a Sales Agreement (the “Sales Agreement”) with Cantor Fitzgerald & Co. (“Cantor”) and Canaccord Genuity LLC (“Canaccord,” and together with Cantor Fitzgerald, the “Sales Agents”), pursuant to which the Company may offer and sell ordinary shares, par value NIS 0.01 per share, of the Company (the “Ordinary Shares”), having an aggregate offering price of up to $50.0 million (the “Shares”) from time to time through the Sales Agents (the “Offering”). Any Shares offered and sold will be issued pursuant to the Company’s shelf registration statement on Form F-3 (Registration No. 333-254766) and the related base prospectus, which was filed with the Securities and Exchange Commission (the “SEC”) on March 26, 2021, after such registration statement is declared effective by the SEC.

Upon delivery of a placement notice and subject to the terms and conditions of the Sales Agreement, the Sales Agents may sell the Shares by methods deemed to be an “at the market offering” as defined in Rule 415(a)(4) promulgated under the Securities Act of 1933, as amended. The Company may sell the Shares in amounts and at times to be determined by the Company from time to time subject to the terms and conditions of the Sales Agreement, but it has no obligation to sell any of the Shares in the Offering.

The Company or the Sales Agents may suspend or terminate the offering of Shares upon notice to the other party and subject to other conditions. The Sales Agents will act on a commercially reasonable efforts basis consistent with its normal trading and sales practices and applicable state and federal law, rules and regulations and the rules of Nasdaq.

The Company has agreed to pay the Sales Agents a commission rate of up to 3.0% of the aggregate gross proceeds from each sale of Shares and has agreed to provide the Sales Agents with customary indemnification and contribution rights. The Company has also agreed to reimburse the Sales Agents for certain specified expenses.

The foregoing description of the Sales Agreement is not complete and is qualified in its entirety by reference to the full text of such agreement, a copy of which is furnished herewith as Exhibit 1.1 to this Current Report on Form 6-K and is incorporated herein by reference.

Meitar | Law Offices, Israeli counsel to the Company, has issued a legal opinion relating to the Shares. A copy of such legal opinion, including the consent included therein, is attached as Exhibit 5.1 hereto.

This Report on Form 6-K shall not constitute an offer to sell or the solicitation of an offer to buy the Shares, nor shall there be any offer, solicitation, or sale of the Shares in any state in which such offer, solicitation or sale would be unlawful prior to registration or qualification under the securities laws of any such state.

On March 25, 2021, the Company agreed with Cantor and Stifel, Nicolaus & Company, Incorporated (“Stifel”) to terminate, with immediate effect, its Amended & Restated Sales Agreement dated May 15, 2020, among the Company, Stifel and Cantor.

This Report on Form 6-K (including exhibits) is hereby incorporated by reference into the Company’s Registration Statements on Form S-8 (Registration No. 333-206292 and 333-227441) and the Company’s Registration Statement on Form F-3 (Registration No. 333-254766).

EXHIBIT INDEX

Exhibit No.	Description

1.1	Sales Agreement, dated March 26, 2021, by and among Galmed Pharmaceuticals Ltd., Cantor Fitzgerald & Co. and Canaccord Genuity LLC. (1)

5.1	Opinion of Meitar | Law Offices (1)

23.1	Consent of Meitar | Law Offices (contained in Exhibit 5.1) (1)

(1)	Incorporated herein by reference to the Company’s Registration Statement on Form F-3 filed with the SEC on March 26, 2021.

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

Galmed Pharmaceuticals Ltd.

Date: March 26, 2021	By:	/s/ Allen Baharaff
Allen Baharaff
President and Chief Executive Officer